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MCN ENERGY GROUP INC.  AND SUBSIDIARIES                             EXHIBIT 12-1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
  RATIO OF EARNINGS TO INTEREST
(DOLLARS IN THOUSANDS)

                                             TWELVE MONTHS          TWELVE MONTHS           TWELVE MONTHS
                                                 ENDED                  ENDED                   ENDED
                                            SEPTEMBER 30, 1997    DECEMBER 31, 1996        DECEMBER 31, 1995
                                            ------------------    -----------------        -----------------
  EARNINGS AS DEFINED (1) (5)
  Pre-tax income (2)                            $  167,047               $ 146,607              $  128,997
  Fixed charges (3)                                120,420                  99,944                  72,895
                                                ----------               ---------              ----------
       Earnings as defined                      $  287,467               $ 246,551              $  201,892
                                                ==========               =========              ==========
  FIXED CHARGES AS DEFINED (1)  (4) (5)
  Interest, expensed                            $   85,811               $  77,781              $   57,675
  Interest, capitalized                             15,514                  13,235                   7,926
  Amortization of debt discounts, premium
       and expense                                   2,455                   2,217                   1,641
  Interest implicit in rentals                       2,421                   2,339                   2,325
  Preferred securities dividend requirements
       of subsidiaries                              25,425                  12,390                   9,699
                                                ----------               ---------              ----------

       Fixed charges as defined                 $  131,626               $ 107,962              $   79,266
                                                ==========               =========              ==========
  Ratio of Earnings to Fixed Charges                  2.18                    2.28                    2.55
                                                ==========               =========              ==========
  Ratio of Earnings to Interest (6)                   2.47                    2.45                    2.76
                                                ==========               =========              ==========

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(1)  Earnings and fixed charges are defined and computed in accordance with Item
     503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b) MCN's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries, increased to reflect the pre-tax earnings requirement for MichCon.

(5) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.

(6)  Earnings and fixed charges as defined and computed in accordance with
     Item 503 of Regulation S-K have been adjusted to exclude preferred securities dividend requirements of such subsidiaries.